United States securities and exchange commission logo





                               April 30, 2024

       Chris Zolas
       Chief Financial Officer
       Natural Resource Partners LP
       1415 Louisiana Street, Suite 3325
       Houston, Texas 77002

                                                        Re: Natural Resource
Partners LP
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed March 7, 2024
                                                            File No. 001-31465

       Dear Chris Zolas:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2023

       Business and Properties, page 10

   1. We note that you own a 49% non-controlling equity interest in Sisecam Wyoming LLC, the operations of which
include a trona mine and soda ash refinery, and that the activity and account balances
reported for this interest appear to be material to your business.

                                                        On page 3 you explain
that you have not provided certain disclosures regarding mineral property interests
because you are "a royalty company" and do not have access to the information that would
be necessary to support such disclosures. However, given that your accounting policy
for the interest in Sisecam Wyoming LLC is predicated on having significant influence,
and considering that it appears to be an indirect economic interest in the mining property,
rather than a royalty, streaming, or similar right, the individual property disclosures
prescribed by Item 1304 of Regulation S-K may be required.

                                                        Please submit the
revisions that you propose to address this concern. For example, it appears that you should
include (i) a map showing the location of the property, being accurate to within one
mile and using an easily recognizable coordinate system, (ii)
 Chris Zolas
Natural Resource Partners LP
April 30, 2024
Page 2
      the mineral resources and reserves that are attributable to your interest, and (iii) other associated details. Please refer to subparagraphs (a)(1)(i), (b)(1)(i),
(d), (e) and (f) of Item
      1304 of Regulation S-K for additional guidance.

      Please also obtain and file a technical report summary as an exhibit to your annual report to support the disclosures as required by Item 1302(b) of Regulation S-K. Please ensure that the qualified persons involved in preparing the technical report summary include all of the information required by Item 601(b)(96) of Regulation S-K.
2. We note that you present equity in the earnings of Sisecam Wyoming LLC as revenue in your segment disclosures on page 61 and in your recent earnings release.

      Please revise disclosures that present or reference the net earnings associated with your interest, including any future disclosures made when reporting earnings, as necessary to include an appropriate line caption and narratives that differentiate the measure from revenue and clearly conveys the manner of its compilation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding the comments.



                                                               Sincerely,
FirstName LastNameChris Zolas
                                                               Division of
Corporation Finance
Comapany NameNatural Resource Partners LP
                                                               Office of Energy
& Transportation
April 30, 2024 Page 2
cc:       Phil Warman
FirstName LastName